Exhibit 12
Cendant Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

		Six Months Ended June 30,

		2006	2005

Earnings before fixed charges:
Income before income taxes and minority interest		$420	$609
Plus:	Fixed charges	512	411
	Amortization of capitalized interest	3	3
Less:	Capitalized interest	7	3

Earnings available to cover fixed charges		$928	$1,020

Fixed charges (a):
Interest, including amortization of deferred financing costs (b)		$434	$341
Interest portion of rental payment		78	70

Total fixed charges		$512	$411

Ratio of earnings to fixed charges		1.81x	2.48x

(a)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs and capitalized interest) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Six Months Ended
	June 30,

	2006	2005

Related to the debt under management programs incurred by the Company’s vehicle rental business	$184	$148
All other	250	193

(b)	Does not include interest expense from discontinued operations of $22 million and $20 million for the six months ended June 30, 2006 and 2005, respectively.
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